UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission File Number: 001-42505

Huachen AI Parking Management Technology Holding Co., Ltd

(Translation of registrant’s name into English)

No.1018 Haihe Road, Dushangang Town,

Pinghu City, Jiaxing, Zhejiang Province,

China, 314205
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒          Form 40-F ☐

As previously disclosed in the Current Report on Form 6-K of Huachen AI Parking Management Technology Holding Co., Ltd (the “Company”) filed with the U.S. Securities and Exchange Commission on August 6, 2025, the Company received a notification letter from the Listing Qualifications staff (the “Staff”) of The Nasdaq Stock Market LLC (“Nasdaq”) on August 4, 2025, notifying the Company that the minimum closing bid price per share for its Class A ordinary shares was below $1.00 for a period of 30 consecutive business days and as a result, the Company did not meet the minimum bid price requirement as set forth in Nasdaq Listing Rule 5550(a)(2) (the “Bid Price Requirement”). Nasdaq provided the Company with a 180-calendar-day compliance period, or until February 2, 2026, to regain compliance. On February 4, 2026, the Company received a notification letter from Nasdaq stating that, although the Company had not regained compliance with the minimum bid price requirement by February 2, 2026, in accordance with Nasdaq Listing Rule 5810(c)(3)(A), the Company was granted for an additional 180-calendar-day period, or until August 3, 2026, to regain compliance with Nasdaq Listing Rule 5550(a)(2). To regain compliance, the closing bid price of the Company’s Class A ordinary shares must meet or exceed $1.00 per share for a minimum of 10 consecutive business days during this 180-day period.

On April 28, 2026, the Company received a letter from the Staff confirming that the Company has regained compliance with the Bid Price Requirement. Specifically, the Staff determined that April 13, 2026 to April 27, 2026, the closing bid price of the Company’s Class A ordinary shares had been at $1.00 per share or greater for at least 11 consecutive business days. Accordingly, the Staff has determined that the Company complies with Nasdaq Listing Rule 5550(a)(2), and the matter is now closed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Huachen AI Parking Management Technology Holding Co., Ltd

Date: April 30, 2026	By:	/s/ Bin Lu
	Name:	Bin Lu
	Title:	Chief Executive Officer

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